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                              April 14, 2022

       John Noble Harris
       Chief Executive Officer
       Blackstar Enterprise Group, Inc.
       4450 Arapahoe Ave., Suite 100
       Boulder, CO 80303

                                                        Re: Blackstar
Enterprise Group, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 11,
2022
                                                            File No. 333-257978

       Dear Mr. Harris:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2021 letter.

       Amendment to Form S-1 filed March 11, 2022

       General

   1. Please revise your disclosure to explain what you mean by "crypto-equity" on first use of the term.
       Risk Factors
       BlackStar digital equity and digital shares in general may be subject to unique risks..., page 18

   2. We note your disclosure under this risk factor heading regarding the risks to digital equity and digital shares that
are not associated with paper certificated shares,
                                                        including electronic
transfer errors, electronic systems outages, and cybersecurity threats.
                                                        Please describe the
terms and provisions of your insurance policies covering digital equity
 John Noble Harris
Blackstar Enterprise Group, Inc.
April 14, 2022
Page 2
         and digital shares including, the amount of coverage, term, termination provisions, renewal options and limitations on coverage. To the extent there are none, please revise your disclosure to so clarify and expand your risk factor disclosure as appropriate.
Item 9
Description of Securities, page 23

3. Please refer to prior comment 3 on whether the Blackstar digital shares are intended to be the same class as the common shares and your response that the shares of common stock being registered herein are not BlackStar Digital Equity and that "BlackStar Digital Equity is merely a digital form of BlackStar common stock equivalent to an existing electronic share, also known as a digital share, that will be traded on the BDTP TM." Please reconcile your response with your statement on page 31 that you are "building the referenced digital equity trading platform in order to trade BlackStar shares as registered
         Digital Shares."
4. Please refer to prior comment 4. Please further revise to describe the mechanics of electing to receive BlackStar Digital Equity or transferring paper securities to BlackStar
         Digital Equity and include a description of any steps holders must take to have their shares traded on the future BlackStar Digital Trading Platform. Please consider using an example for illustrative purposes. Please also include similar disclosure in your summary section.
5. Please refer to prior comment 5. Please provide the requested legal analysis as to why the issuance of BlackStar digital equity will not represent the issuance of a security different from the certificated-paper common stock and an explanation of why a single class of securities may be held in different forms under applicable state law. Digital Shares, page 27

6. Please advise with a view towards revised disclosure whether and to what extent Blackstar
         Digital Equity differs from standard book-entry shares and whether and to what extent you intend to tokenize or otherwise use distributed ledger technology to issue Blackstar Digital
         Equity.
7.     You state that your Digital Shares will be    recorded via electronic
book-entry through the
       Deposit and Withdrawal at Custodian (   DWAC   ) system in digital form
and are protected
       by cryptographic protocols.    Please revise to provide a more
descriptive explanation of
       why you reference DWAC given that the system also processes paper certificates,
FirstName LastNameJohn Noble Harris
       including how the trading platform or Blackstar Digital Equity is compatible with the
Comapany
       DWAC NameBlackstar  Enterprise
                system and whether  youGroup,
                                        believeInc.
                                                 it is compatible with
blockchain technology and
       the2022
April 14,  basisPage
                 for that
                      2 belief.
FirstName LastName
 John Noble Harris
FirstName   LastNameJohn
Blackstar Enterprise Group,Noble
                            Inc. Harris
Comapany
April       NameBlackstar Enterprise Group, Inc.
       14, 2022
April 314, 2022 Page 3
Page
FirstName LastName
Item 11. Information with Respect to the Registrant
Description of Business
BlackStar Digital Trading Platform, page 31

8. Please refer to your disclosures here and throughout that your plan to operate the
         BlackStar Digital Trading Platform TM relies on your ability to partner with a broker dealer or an alternative trading system. Revise to clarify why the platform itself would not have to be registered as an exchange or ATS. Also, revise to explain what you mean by
            partnering    and provide us your legal analysis as to why such
partnering    with a broker-
         dealer or ATS is sufficient given that the exchange activity appears to be occurring on the platform itself. Lastly, clarify how digital shares will trade on the platform and what would be required to enable shares of other issuers to be traded on the platform.
9. Please refer to your subsection regulatory challenges on page 32. Please revise to expand
         the    regulatory challenges    discussion to provide a more detailed
explanation of the
         approvals that will be needed to implement the trading platform, specifically identifying and explaining each regulatory approval as well as the approvals or integrations needed in regards to various regulated entities, such as broker-dealers, DTC and OTC Markets.
Services, page 35

10. Please expand your disclosure to describe with greater specificity the consulting and compliance services that Crypto Equity Management Corp. intends to provide.
       Please contact Jessica Livingston, Attorney-Advisor, at 202-551-3448 or Sandra
Hunter Berkheimer, Legal Branch Chief, at 202-551-3758 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Christen Lambert